OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Security & Surveillance Technology, Inc.
(Name of Issuer)
Common Stock, US $0.01 par value
(Title of Class of Securities)
G21161 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This amendment to the original Schedule 13G is being filed by Jayhawk Capital Management, L.L.C. under Rule 13d-1(b). The other reporting persons listed herein are filing this amendment under Rule 13d-1(c).

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Jayhawk China Fund (Cayman), Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0170144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,161,270(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,161,270(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,161,270

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑(2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) The shares listed consist of 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants.
(2) Excludes (i) 42,055 shares of Common Stock reported herein as held by Jayhawk Private Equity Co Invest Fund, L.P. (“JPECIF”) and (ii) 667,945 shares of Common Stock reported herein as held by Jayhawk Private Equity Fund, L.P. (“JPEF”). Beneficial ownership of the securities described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d 4 under the Securities Exchange Act of 1934 (“Exchange Act”).

2

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Jayhawk Private Equity Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5004931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		667,945

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		667,945

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑(1)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Excludes (i) 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants reported herein as held by Jayhawk China Fund (Cayman), Ltd (“JCF”) and (ii) 42,055 shares of Common Stock reported herein as held by JPECIF. Beneficial ownership of the securities described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d 4 under the Exchange Act.

3

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Jayhawk Private Equity Co-Invest Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5249125

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,055

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		42,055

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	42,055

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑(1)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Excludes (i) 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants reported herein as held by JCF and (ii) 667,945 shares of Common Stock reported herein as held by JPEF. Beneficial ownership of the securities described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d 4 under the Exchange Act.

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Jayhawk Private Equity GP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5005219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		710,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		710,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	710,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑(2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Of the shares listed, 667,945 are owned directly by JPEF and 42,055 are owned directly by JPECIF. The relationship of the parties filing this Schedule 13G is described in Item 4.
(2) Excludes 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants reported herein as held by JCF. Beneficial ownership of such securities is disclaimed pursuant to Rule 13d 4 under the Exchange Act.

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	48-1172612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,871,270(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,871,270(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,871,270

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
(1) Of the shares listed, 1,161,270 are owned directly by JCF, 667,945 are owned directly by JPEF and 42,055 are owned directly by JPECIF. The shares owned directly by JCF consist of 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants. The relationship of the parties filing this Schedule 13G is described in Item 4.

CUSIP No.	G21161 10 7

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,871,270(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,871,270(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,871,270

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Of the shares listed, 1,161,270 are owned directly by JCF, 667,945 are owned directly by JPEF and 42,055 are owned directly by JPECIF. The shares owned directly by JCF consist of 933,270 shares of Common Stock and 228,000 shares of Common Stock issuable upon exercise of 228,000 Warrants. The relationship of the parties filing this Schedule 13G is described in Item 4.

Item 4. Ownership.
(a)	As of December 31, 2006, the reporting persons’ beneficial ownership was as follows: (i) Jayhawk China Fund (Cayman) Ltd. (“JCF”) owned 933,270 shares of China Security and Surveillance Technology, Inc. (“Issuer”) Common Stock and 228,000 shares of Issuer Common Stock issuable upon exercise of 228,000 Issuer Warrants; (ii) Jayhawk Private Equity Fund, L.P. (“JPEF”) owned 667,945 shares of Issuer Common Stock; (iii) Jayhawk Private Equity Co-Invest Fund, L.P. (“JPECIF”) owned 42,055 shares of Issuer Common Stock; (iv) Jayhawk Private Equity GP, L.P. (“JPEG”), as general partner of JPEF and JPECF beneficially owned 710,000 shares of Issuer Common Stock, consisting of the 667,945 shares held by JPEF and the 42,055 shares held by JPECF; (v) Jayhawk Capital Management, L.L.C. (“JCM”), as the general partner of JPEG and the manager and investment advisor of JCF, beneficially owned 1,871,270 shares of Issuer Common Stock, consisting of the 710,000 shares beneficially owned by JPEG and the 1,161,270 shares held by JCF; and (vi) Kent McCarthy, as the manager of JCM beneficially owned the 1,871,270 shares beneficially owned by JCM.

The reporting persons have, within the ordinary course of business, purchased securities of the Issuer. The reporting person which is filing pursuant to Rule 13d-1(b) has not acquired securities in the Issuer in the ordinary course of business and did not acquire, and does not hold, the securities for the purpose of or with the effect of changing or influencing control of the Issuer nor with or as a participant in any transaction having such purpose or effect. The reporting persons which are filing pursuant to Rule 13d-1(c) have not acquired securities in the Issuer with the purpose, nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The reporting persons have purchased, and intend to continue to purchase, shares on the open market at prevailing rates.

(b)	Percent of class: 6.4% as of December 31, 2006. (Based on 29,437,259 shares of Issuer Common Stock, which figure is based upon the sum of (i) 29,209,259 shares of Issuer Common Stock issued and outstanding as of November 27, 2006 as reported by the Issuer in Exhibit 10.1 of Current Report Form 4 filed with the Securities and Exchange Commission on November 29, 2006 and (ii) 228,000 shares of Issuer Common Stock issuable upon the exercise of 228,000 Warrants reported herein as held by JCF.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote — 0

(ii)	Shared power to vote or to direct the vote — 1,871,270

(iii)	Sole power to dispose or to direct the disposition of — 0

(iv)	Shared power to dispose or to direct the disposition of — 1,871,270
Item 10. Certifications.
By signing below the reporting person filing pursuant to Rule 13d-1(b) certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below those reporting persons filing pursuant to Rule 13d-1(c) certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

JAYHAWK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

JAYHAWK PRIVATE EQUITY GP, L.P.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C., General Partner of Jayhawk Private Equity GP, L.P.

JAYHAWK PRIVATE EQUITY FUND, L.P.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Fund, L.P.

JAYHAWK PRIVATE EQUITY CO-INVEST FUND, L.P.
By:	/s/ Kent C. McCarthy

Kent C. McCarthy Managing Member of Jayhawk Capital Management L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Co-Invest Fund, L.P.

/s/ Kent C. McCarthy
Kent C. McCarthy

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1	Joint Filing Agreement dated as of August 29, 2006 (previously filed as Exhibit 1 to Original Schedule 13G filed with the Commission on August 29, 2006).